SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated July 29, 2020 between
CLEARSHARES LLC
and
PITON INVESTMENT MANAGEMENT, LP
and
ETF SERIES SOLUTIONS

The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate
ClearShares Piton Intermediate Fixed Income ETF (PIFI)	0.10%
ClearShares Ultra-Short Maturity ETF (OPER)	0.03%

IN WITNESS WHEREOF, the parties hereto have caused this Schedule A to be signed on their behalf by their duly authorized officers as of October 1, 2021.

CLEARSHARES, LLC By: /s/ Thomas Deegan Name: Thomas Deegan Title: Chief Executive Officer
PITON INVESTMENT MANAGEMENT, LP By: /s/ Wilhelmina Sheridan Name: Wilhelmina Sheridan Title: Chief Operating Officer
ETF SERIES SOLUTIONS By: /s/ Michael D. Barolsky Name: Michael D. Barolsky Title: Vice President and Secretary